MRC Global Inc.

2 Houston Center

909 Fannin, Suite 3100

Houston, Texas 77010

(877) 294-7574

April 9, 2012

Via Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	MRC Global Inc.
Registration Statement No. 333-178980

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MRC Global Inc. (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 3:00 p.m. EST on April 11, 2012, or as soon thereafter as it is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

We understand that the Company’s Registration Statement on Form 8-A (filed with the Commission on March 28, 2012, File No. 001-35479) under the Securities Exchange Act of 1934, as amended, shall become effective simultaneously with the S-1 Registration Statement pursuant to General Instruction A(c)(2) of Form 8-A.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MRC GLOBAL INC.

By:	/s/ Andrew R. Lane
Name: Andrew R. Lane
Title: Chairman, President and Chief Executive Officer